EXHIBIT 99(i)

MEXICAN HAT

ALLUVIAL PROJECT

SUMMARY REPORT

Oct. 2, 2004

Charles K. Ikona, P.Eng.
Pamicon Developments Ltd.

For

Capital Hill Gold Inc.

INTRODUCTION

The Mexican Hat property is under option to Capital Hill Gold Inc. It is located some fifty kilometers south of the town of Willcox in southeastern Arizona. The property was explored up until 1998 by several companies for its underlying or “hard rock” gold potential. The most extensive work was conducted by Placer Dome U.S.A. in 1989 at which time a gold resource of several million tons of material grading 0.027 opt. Au for the hardrock was indicated. In 2002 Norm Pearson of Capital Hill recognized that the unconsolidated material resulting from erosion of the upper portions of the Mexican Hat on the flanks and surrounding areas of the mountain contained significant gold values. After conducting some sampling Mr. Pearson asked the writer to examine the property and report on the potential of the area to support a mining operation based on this material.

In Sept 2003 the writer, accompanied by Mr. Pearson and Mr. Robert Friesen, P. Geol. Examined the property and collected a number of large hand samples of the unconsolidated material. These were processed by the writer on a small sluice box with tails sampled and concentrate forwarded to Chemex Labs in Vancouver to determine contained gold values in concentrate.

Results of this program were presented in a report dated Nov. 2003. The program confirmed the presence of low grade free fine grained gold in the unconsolidated material and noted two areas on the property, the Victoria Shaft area and the Linda area, which had yielded values of possible economic interest. Other areas on the property were not tested sufficiently for recommendations by the small program conducted. It was noted in the report that should the company wish to proceed on the properties alluvial potential bulk testing should be considered.

In the spring of 2004 the company decided to implement a bulk test program in conjunction with a small diamond drill program to further examine the hard rock potential of an area of the Mexican Hat. The writer was asked to supervise this work.

BULK TESTING PROGRAM

Previous work on the property indicated that much, if not all gold is present as free fine grained gold associated with highly altered material in a number of structures present on the Mexican Hat. This material is friable and easily weathered resulting in much of the gold liberated from the rock units. On this basis bulk testing was conducted employing a gravity separation plant. Samples were collected from a number or trenches employing a track mounted ¾ yd backhoe and trucked to a site where adequate water was available to operate a 15 yd/hr. testing plant. Samples were trommeled, screened to minus 1 inch in size, oversize was rejected with undersize concentrated employing hydroulic riffles in conjunction with expanded metal screening and mats. Concentrate was cleaned up between tests and collected in 5 gallon sealable buckets for further processing. Head samples were collected from the material prior to washing and tail samples taken from the plant discharge. Sample sizes were between 2.67 bank yards and 4.8 bank yards per sample. It was noted that the fine size of gold in the concentrate along with the presence of black sand (magnetite) in the concentrate would make accurate gold recovery from the concentrate difficult without property equipment. Consequently samples were delivered to Mountain States Testing Labs near Tucson for further analysis.

VICTORIA SHAFT AREA

This area appeared to offer potential for alluvial gold as excellent free gold can be panned from material excavated historically from the Victoria shaft which explored a large, strong northwesterly striking structure through the area and surface observations appeared to indicate the potential for significant amounts of alluvial material in the area. Trenching however indicated that the depth of material in the area was limited and that it did not appear likely that large amounts of alluvial was present. Consequently only two samples were collected for this area and only one of these (TT 2) was processed.

LINDA AREA

Previous sampling in this area on the south east portion of the Mexican Hat and extending into the extensive alluvial basin on this side of the mountain had indicated encouraging values with large volume potential. The majority of the test program was therefore conducted in this area. Seven trenches were excavated in this area within an area of some 50,000 square yards. The majority of these trenches did not reach bedrock within the limits of the machinery at some 20 feet.

No major variation in the trenches was noted within the area trenched although the trenches higher on the slopes showed a slightly higher amount of oversize material and less rounding of rocks and boulders than those lower on the slopes and in the basin. Minor layering of the gravels was apparent along the development of some recementing of material (caliche) in the basin trenches. Hand samples taken from a number of the trenches and processed through a small sluice from different levels in the trenches did not indicate any major variations in apparent grade of the material.

RESULTS

Material submitted to Mountain States Labs consisted of all concentrates, head samples of material processed and tail samples of the processed material. After discussions with Dr. R.B.Bhappu, P.E., President and Chief Metallurgist for Mountain States it was decided to process all samples from two of the tests by screening and tabling and to analyze the products of these by cyanide extraction of the contained gold. Cyanide extraction allows the use of much larger samples (1 Kg) rather than the smaller samples used in fire or AAU analysis. Samples from the rest of the tests were reserved for further testing based on information acquired from the first two.

Review of the results from testwork on samples TT3 and TT9 indicated that while head samples showed values which may be of economic interest liberation of gold was not as complete as anticipated and loss in tailings too high. It was also noted that a material balance for gold in the products could not be made. Based on this it was decided that, prior to conducting additional tabling tests, the remaining head samples should be analyzed to gain further verification of head grades. These samples were screened to separate the plus 1 inch portion from the minus 1 inch portion to determine if the plus 1 inch material was responsible for the difficulties in obtaining an metallurgical balance as this material was screened out during bulk testing and would not have been included in the balance.

Results of this work indicated gold values in all test samples and further indicated the plus 1 inch material contains a significant proportion of the gold varying between 10 and 77 percent of the apparent contained gold.

DISCUSSION

Gold values are present in all of the alluvial samples tested. These range between $1.49 and $10.38 per bank yard with an average in the $ 4-5 range. Liberation of the gold is not complete and it is most likely that further comminution of the material will be required prior to recoveries becoming acceptable. The fine grained nature of the gold presents further difficulties in recovery however tabling tests to date indicate that recovery of the liberated gold is possible and that a very high grade gold product can be made.

Should the company wish to further pursue the alluvial potential of the Mexican Hat Project it is recommended that:

The companies pro-forma cost estimates on operating an alluvial project in the area be re-examined on the basis of the head grades indicated to date.
Recommendations on further testing of comminution and recovery by Dr. Bhuppo be considered.
A more rigorous sampling program in the Linda area and adjoining areas be considered dependent upon results of the first two recommendations

Respectively Submitted

Signed: Charles K. Ikona, P. Eng.
Oct. 2, 2004